Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800
Facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

January 24, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Re:	Classover Holdings, Inc.
Class Over Inc.
Amendment No. 4 to Registration Statement on Form S-4
Filed January 21, 2025
File No.: 333-283454

Ladies and Gentlemen:

On behalf of Classover Holdings, Inc. and Class Over Inc. (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “SEC”) dated January 23, 2025, relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). Captions and page references herein correspond to those set forth in the amended Registration Statement.

Capitalized terms used but not defined herein have the meanings ascribed to them on the Registration Statement.

Amendment No. 4 to Registration Statement on Form S-4 filed January 21, 2025

Risk Factors

Risks Related to BFAC Before the Business Combination, the Business Combination and Redemptions, page 70

1.

We note that the SPAC's securities have been delisted from NYSE due to failure to timely consummate a business combination and are now traded in over-the-counter markets. Please add a risk factor that provides context for the delisting and discloses its consequences, including that the SPAC's stock could be determined to be a penny stock and the consequences of that designation, any potential impact on your ability to complete the business combination, any impact on the market for the SPAC's securities including demand and overall liquidity, and any impact on securityholders due to the SPAC's securities no longer being considered "covered securities." Additionally, please clarify throughout the proxy statement/prospectus which over-the-counter market(s) the SPAC's securities trade on.

We have revised the disclosure on page 71 of the Registration Statement as requested.

Proposal 1: The Business Combination Proposal

Classover’s Reasons for Engaging in the Business Combination

Certain Unaudited Prospective Financial Information of the Company, page 98

2.

We note the changes you have made to disclosure regarding the projections of Class Over Inc. presented in the filing. Please restore a clear, affirmative statement as to whether or not the target company has affirmed to the special purpose acquisition company that its projections for 2025 reflect the view of the target company's management or board of directors (or similar governing body) about its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus. In this regard, your statement that the projections "reflected the perspective of the Company's management at the time of preparation" does not provide the required affirmation. If the projections no longer reflect the views of the target company's management or board of directors regarding its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus, state the purpose of disclosing the projections and the reasons for any continued reliance by the management or board of directors on the projections.  Refer to Item 1609(c) of Regulation S-K.

We have revised the disclosure on pages 98 and 99 of the Registration Statement to restore the affirmative statement for 2025 as requested.

*************

GRAUBARD MILLER

Securities and Exchange Commission

January 24, 2025

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

cc.	Fanghan Sui, Chief Executive Officer
Hui Luo, Chief Executive Officer